Exhibit 99.2

Bragg Gaming Expands U.S. Content Footprint with Caesars Entertainment Launch in West Virginia

Bragg’s Exclusive Online and Branded Bespoke Content Goes Live in Sixth U.S. State

TORONTO-October 1, 2025 -Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”) is pleased to announce the launch of its exclusive and bespoke online casino content with Caesars Entertainment in West Virginia.

This launch marks Bragg's expansion into its sixth U.S. iGaming state, following its presence in New Jersey, Pennsylvania, Michigan, Connecticut, and Delaware.

The expansion is a key step in Bragg’s North American growth strategy and aligns with its goal of proprietary content-led growth within the U.S. market.

The Company's proprietary online casino content saw a significant year-over-year increase of +270% in U.S. GGR in the second quarter of 2025, compared to the same period in the previous year, which outpaced the market’s +31% growth.

Bragg’s content portfolio is designed to capitalize on the U.S. online casino market, which is estimated to grow from $10 billion this year to over $75 billion at maturity.

Bragg’s content pipeline is powered by its in-house studios, Wild Streak Gaming, Atomic Slot Lab, and Indigo Magic, as well as its "Powered by Bragg" partners, all of which are focused on providing unique, localized content for the U.S. market.

These include in-demand studios such as King Show Games, Incredible Technologies, Bluberi and Sega Sammy Creation.

Neill Whyte, Chief Commercial Officer at Bragg Gaming, commented: "Launching our exclusive games in West Virginia with a leading operator like Caesars Entertainment is a fantastic achievement for Bragg.

"This expansion into a sixth U.S. state demonstrates the value our content brings to top-tier partners. We are confident that our diverse portfolio, which includes titles from our in-house studios and ‘Powered by Bragg’ partners, will be a big hit with players in West Virginia."

Ricardo Cornejo Rivas, Vice President of Online Gaming at Caesars Digital, commented: "Players on our online casino platforms in West Virginia can now enjoy fan-favorite titles through this expanded partnership with Bragg Gaming Group. The addition of Bragg's exclusive and branded games bolsters our iGaming offerings and provides our customers with an elevated online casino experience."

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to: the Company’s partnership with Caesars and the expected benefits and impact of launching in West Virginia, including on the operations and the results of the Company; the expected growth of the U.S. online casino market; and the Company’s strategic growth initiatives and corporate vision and strategy. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including, without limitation, the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally. Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to execute on its partnership with Caesars; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic alternatives review process; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S., Canada, LatAm and Europe.

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Contacts

For media enquiries or interview requests, please contact:
Robert Simmons, Head of Communications, Bragg Gaming Group
press@bragg.group

Investors:
Robbie Bressler, Chief Financial Officer, Bragg Gaming Group
investors@bragg.group